SEC File No. 0-19678
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                                            CUSIP No. 26924C-10-1
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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

(Check One):   [x] Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q
               [ ] Form N-SAR

          For Period Ended:   May 31, 1997
                              --------------------------
          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR
          For the Transition Period Ended:
                                            -------------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


PART I - REGISTRATION INFORMATION

ETS International, Inc.
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Full Name of Registrant
N/A
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Former Name if Applicable

1401 Municipal Road, NW
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Address of Principal Executive Office (Street and Number)

Roanoke, Virginia 24012-1319
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City, State and Zip Code
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     |    (a)  The reasons described in reasonable detail in Part III of
     |         this form could not be eliminated without the unreasonable
     |         effort or expense;
     |    (b)  The subject annual report, semi-annual report, transition
     |         report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or
[x] -|         portion thereof, will be filed on or before the fifteenth
     |         calendar day following the prescribed due date; or the
     |         subject quarterly report of transition report on Form 10-Q,
     |         or portion thereof will be filed on or before the fifth
     |         calendar day following the prescribed due date; and
     |    (c)  The accountant's statement or other exhibit required by
     |         Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     ETS International, Inc. (the "Company") is unable to file its Form 10-K for the year ended May 31, 1997 within the prescribed time period because of a delay in finalization of key financing issues with a potential lender. See letter attached hereto as an Exhibit.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     John D. McKenna                    540                   265-0004
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               (Name)                (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                  [x] Yes    [ ] No


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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                  [x] Yes    [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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     For the nine months ended February 28, 1997, the Company reported in its third quarter 10-Q net income of $7,552 compared to a loss of $1,046,150 for the corresponding period. For the year ended May 31, 1997, the Company anticipates reporting net income of $148,435 compared to a loss of $1,998,791 for the preceding year. The improvement is attributed principally to construction operations which contributed a loss of $1,370,844 for the year ended May 31, 1996. It is anticipated that construction operations will contribute net income of $760,666 for the year ended May 31, 1997. For the fourth quarter ended May 31, 1997, the Company anticipates reporting net income of $140,883 compared to a net loss of $952,641 for the fourth quarter of 1996.

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               ETS International, Inc.
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          (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date September 2, 1997                  By   s/John D. McKenna
     ---------------------------------     ---------------------------------
                                             President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTENTION
   Intentional misstatements or omissions of fact constitute
         Federal Criminal Violations (See U.S.C. 1001).

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                                                       Exhibit


                               CBC
                      Coast Business Credit
    A Division of Southern Pacific Thrift & Loan Association





August 27, 1997

Dr. John McKenna
Chairman, President
ETS International, Inc.
1401 Municipal Road, NW
Roanoke, VA  24083

Dear John:

I would like to take this opportunity to up-date you on our progress with your proposed financing of ETS, International, Inc. and it's subsidiaries and affiliates.

As you may or may not know we have had some delays due to the lead underwriter and his wife have had twins, this has resulted in a short time delay for credit committee. We look to be back on track within the next couple of days and we hope to have final approval within the next couple of weeks.


                    Sincerely,



                    s/William E. Curtis
                    William E. Curtis
                    Regional Vice President
                    Midwest
                    Coast Business Credit







     125 South Wacker Drive - Suite 300 - Chicago - IL 60506
          - TEL: (312) 214-7077 - FAX:  (312) 214-7054
                           Member FDIC
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